Exhibit 21.1

LIST OF SUBSIDIARIES OF MIDLAND STATES BANCORP, INC.

Subsidiary	Organized Under Laws of	Percent Owned by the Company

Midland States Bank	State of Illinois	100%

Midland Wealth Advisors LLC	State of Illinois	100%

Midland Wealth Insurance Services LLC	State of Illinois	100%

Midland States Preferred Securities Trust	State of Delaware	100% of common securities

Love Savings/Heartland Capital Trust III	State of Delaware	100% of common securities

Love Savings/Heartland Capital Trust IV	State of Delaware	100% of common securities

Grant Park Statutory Trust I	State of Delaware	100% of common securities

Centrue Statutory Trust II	State of Connecticut	100% of common securities

Midland Trust Company	State of Illinois	100% owned by Midland States Bank

Midland States Investments Inc.	State of Nevada	100% owned by Midland States Bank